SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2010
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from to
Commission File Number 1-05672
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITT SALARIED INVESTMENT AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ITT CORPORATION
1133 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604

ITT SALARIED INVESTMENT AND SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3
Notes to Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	4 - 16
SUPPLEMENTAL SCHEDULE-
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	17 - 43
Exhibit 23 – Consent of Independent Registered Public Accounting Firm	44
EX-23
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the ITT Salaried Investment and Savings Plan’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2010.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ITT SALARIED INVESTMENT AND SAVINGS PLAN

BY:	/s/ Geovanna Chan
Geovanna Chan
Plan Administrator Director, Benefits Administration and Financial Reporting

June 20, 2011
(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Members of the
ITT Salaried Investment and Savings Plan
New York, NY
We have audited the accompanying statements of net assets available for benefits of the ITT Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Stamford, CT
June 20, 2011

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2010	2009
Assets:
Investments:
Cash and cash equivalents	$27,058	$30,736
Equities	769,544	745,664
Mutual funds	239,896	193,790
U.S. government securities	27,280	18,341
Corporate bonds	18,012	26,690
Guaranteed investment contracts	728,199	697,382
Common collective trusts	473,429	353,765
Brokerage account	10,983	8,383

Total investments	2,294,401	2,074,751

Receivables:
Dividends	2,377	2,265
Interest	401	515
Unsettled security sales	588	293
Member loans	30,022	27,961

Total receivables	33,388	31,034

Non-member directed investments	5,664	12,601

Total assets	2,333,453	2,118,386

Liabilities:
Liability to plan sponsor	10,814	19,440
Accrued financial services expense	754	817
Accrued administrative expense	189	220
Unsettled security purchases	696	1,294

Total liabilities	12,453	21,771

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,321,000	2,096,615

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,930)	(4,727)

NET ASSETS AVAILABLE FOR BENEFITS	$2,294,070	$2,091,888

The accompanying notes to financial statements are an integral part of the above statements.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

Year ended
December 31, 2010
Investment income:
Net appreciation in fair value of investments	$147,770
Interest	25,762
Dividends	15,518

Total investment income	189,050

Member loans:
Interest	1,409

Contributions:
Members	105,798
Employer	34,822

Total contributions	140,620

Rollovers:
Impact Science & Technology, Inc. 401K Plan transfer	28,389
Asset rollovers	6,134

34,523

DEDUCTIONS:

Withdrawals and distributions	(157,259)
Investment management and administrative expenses	(6,161)

Total deductions	(163,420)

INCREASE IN NET ASSETS	202,182

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,091,888

End of year	$2,294,070

The accompanying notes to financial statements are an integral part of the above statement.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009, AND
FOR THE YEAR ENDED DECEMBER 31, 2010
($ IN THOUSANDS)
1. DESCRIPTION OF THE PLAN
The following description of the ITT Salaried Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Eligible employees, referred to herein as Members (“Members”), should refer to the Plan document for more complete information about the Plan.
General— The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. Part–time /temporary employees are eligible as of the first of the month following the completion of at least 1,000 hours of service in an anniversary year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—
Employee— A Member may generally elect to contribute 2% to 25% of base salary. A Member may designate their contributions as Before-Tax Contributions, After-Tax Contributions, or any combination of the two. A Member who is considered a Highly Compensated Employee (“HCE”) under the Plan may elect Plan contributions up to a maximum of 18% of base salary as either Before-Tax Contributions, After-Tax Contributions, or any combination. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (”IRC”). All salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.
Employer— An amount equal to 50% of a Member’s first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, to each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan’s investment options subject to the same limitations as the employee’s contributions.
Any contributions (employee and/or Company) directed by Members into the ITT Stock Fund, including future contributions to the Plan, are deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the contributions held in the ESOP in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Stock Fund or paid to them in cash on a quarterly basis.

The Plan limits the amount that may be held in the ITT Stock Fund to 20% of a Member’s total account balance. Members who hold 20% or more of their total account balance in the ITT Stock Fund at the end of any calendar quarter, will not be permitted to designate any future contributions (employee and Company) to the ITT Stock Fund, or transfer balances into that Fund, for the following calendar quarter. Members who hold less than 20% of their total account balance in the ITT Stock Fund may designate up to 20% of their future contributions (employee and Company) to the ITT Stock Fund, and may transfer balances into that Fund, provided that the balance in the ITT Stock Fund does not exceed 20% of the Member’s total account balance after the transfer.
The Plan also limits the amount that may be held in the Schwab Personal Choice Retirement Account to 20% of a Member’s total account balance.
Investment Direction— Members may direct employee contributions and Company contributions, in any whole percentage, among any of the Plan’s twenty-three investment options, and the Members can change their future contributions and reallocate accumulated investments in 1% increments on a daily basis among the twenty-three funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day. The twenty-three funds are as follows:
Stable Value Fund
Long-Term Bond Fund
JPMCB SmartRetirement Income Fund
JPMCB SmartRetirement Fund 2010
JPMCB SmartRetirement Fund 2015
JPMCB SmartRetirement Fund 2020
JPMCB SmartRetirement Fund 2025
JPMCB SmartRetirement Fund 2030
JPMCB SmartRetirement Fund 2035
JPMCB SmartRetirement Fund 2040
JPMCB SmartRetirement Fund 2045
JPMCB SmartRetirement Fund 2050
Balanced Fund
Enhanced Equity Index Fund*
Large Cap Core Plus Fund*
Large Cap Value Fund*
Large Cap Growth Fund
Global Equity Fund*
International Equity Fund
Small Cap Value Fund
Small Cap Growth Fund
ITT Stock Fund
Schwab Personal Choice Retirement Account (“PCRA”)

*	These options contain mutual fund investments.
Investment Manager Changes – On September 1, 2010, the Plan’s Large Cap Value Manager, Alliance Bernstein, was replaced with Eaton Vance Investment Managers.
Effective, September 1, 2010, the Small Cap Core Fund was eliminated . Any Member balance remaining in the Small Cap Core Fund at the end of trading on September 1, 2010, was transferred 50% to the Small Cap Value Fund and 50% to the Small Cap Growth Fund.

Member Accounts— Each Member’s account is credited with the Member’s contributions, Company contributions, plan earnings or losses, and withdrawals, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.
Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan’s web site or by speaking to a Plan representative at the ITT Benefits Center (“Benefits Center”). A deferred Member is a Member who has terminated employment with the Company and has (i) elected to defer their account in the Plan, or (ii) not made any election prior to termination and, therefore, their account was automatically deferred in the Plan. A deferred Member is also the beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.
Vesting— Members are immediately vested in their contributions and the Company floor contributions plus actual earnings thereon. Member’s interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

Non-forfeitable
Years of Service	Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Forfeited Accounts— At December 31, 2010 and 2009, forfeited nonvested accounts totaled $1,078 and $798, respectively. During the year ended December 31, 2010, forfeitures of $1,078 were used to reduce employer contributions to the Plan.
Member Loans— A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance under all plans of the Company, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, as published in the Wall Street Journal on the first business day of the month in which the loan is originated, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred-eighty months. Members may have up to two loans outstanding at the same time. Loans to Members at December 31, 2010 and 2009 were $30,022 and $27,961, respectively. The loans are secured by the balance in the Member’s account. The loan amount is reduced by $50 to cover the Plan’s loan origination fee.
A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Benefits Center. However, no new loans can be requested after termination of employment.
Payment of Benefits— On termination of employment (including death, disability, or retirement), a Member or their surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in their account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options, as defined in the Plan document. In any case, a Member or their surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep their account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. During the calendar year in which the Member attains age 70 1/2, distribution from the Plan will commence in accordance with Section 401 (a) (9) of the IRC. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death. A non-spouse beneficiary who elects payment in the form of a lump sum, may elect that the payment be made as a rollover to a “special” IRA in accordance with the provisions of Section 402 (c)(11) of the IRC.
Direct Rollover of Certain Distributions — If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of their account. The distribution can be in the form of a rollover as follows:
(1)	Elective Rollover — A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover —
(A)	If a Member’s account balance is greater than $1,000 but less than $5,001 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B)	If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain amounts have been reclassified to conform to current year presentation.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds, and a guaranteed investment contract. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. These risks could cause values realized on sale to differ from reported amounts in these financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are measured at fair value except for its benefit-responsive investment contracts which are stated at fair value and then adjusted to contract value (Note 8). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market members at the measurement date (i.e. an exit price). A more detailed description of the individual types of securities can be found in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses— The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2010, the Plan accrued .1167% of trust assets. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Plan. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Stock Fund and the Schwab Personal Choice Retirement Account. In 2010 these investment management fees totaled $3,109 and are reflected as a component of Investment Management and Administrative expense on the Statement of Changes in Net Assets Available For Benefits.
Payment of Benefits— Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of Members who have elected to withdraw from the Plan but have not yet been paid were $61 and $5 at December 31, 2010 and 2009, respectively.
Member Loans —Member loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. In the event that a Member fails to make repayment for three consecutive months, the loan is considered to be in default. In the event default is declared, the outstanding loan balance and any accrued interest may be treated as a withdrawal prior to Termination of Employment subject to the withdrawal provisions outlined in the Plan document.
Recent Accounting Pronouncements — In September 2010, the Financial Accounting Standards Board (“FASB”) issued guidance specifying that member loans in defined contribution benefit plans should be classified as notes receivable from members, which are segregated from plan investments, and are measured at their unpaid principal balance plus any accrued but unpaid interest. Accordingly, member loans for all periods presented have been reclassified as receivables from members for all periods presented. These changes did not have a material effect on the Statement of Changes in Assets Available for Benefits.
In May 2011, the FASB issued guidance intended to achieve common fair value measurements and related disclosures between U.S. GAAP and international accounting standards. The amendments primarily clarify existing fair value guidance and therefore the amendments are not intended to change the application of existing fair value measurement guidance. However, the amendments include certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This guidance is effective for the periods beginning after December 15, 2011 and early application is prohibited. The requirements are not expected to have a material effect on the Plan’s fair value measurements.
3. FAIR VALUE MEASUREMENTS
The following is a description of the valuation methodologies and inputs used to measure fair value for major categories of investments.
•	Cash equivalents and mutual funds —Fair value is measured at net asset value (“NAV”). Investments in cash equivalents and mutual funds are classified in Level 1 of the fair value hierarchy.

•	Equities — Common and preferred stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. ITT Stock Fund invests primarily in ITT Corporation common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (ITT) and is valued at its NAV. The NAV of the ITT Stock Fund is computed based on the closing price of ITT common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the ITT Stock Fund, divided by the number of units outstanding. The money market portion of the ITT Stock Fund provides liquidity, which enables the Plan Members to transfer money daily among all investment choices. As all equity securities held by the Plan are publicly traded in active markets, the securities are classified within Level 1 of the fair value hierarchy.

•	U.S. government securities and corporate bonds — U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g., discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. Investments in fixed income securities are classified in Level 2 of the fair value hierarchy.

•	Guaranteed investment contracts — The Stable Value Fund includes traditional and synthetic guaranteed investment contracts (“GICs”). For a traditional GIC, the issuer of the GIC takes a deposit from the Plan and purchases investments that are held in the issuer’s general accounts. In return, the issuer of the GIC is obligated to repay the principal and specified interest guaranteed to the Plan. The fair value of a traditional GIC is generally estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. In a synthetic GIC structure, there are two components, an underlying investment and a wrapper contract. The underlying investments remain owned by the Plan and are measured at fair value based on the nature of the individual security. The fair value of wrapper contracts is generally estimated using a discounted replacement cost approach which incorporates the difference between current market rates for the identical wrapper contract (See Note 8) and wrap fees currently being charged by market members. Traditional GICs are classified in Level 2 of the fair value hierarchy. Investments held underlying a synthetic GIC are classified in the fair value hierarchy based on the nature of the underlying security, which is Level 2, and the wrapper contracts are classified in Level 3.

•	Common collective trust (“CCTs”) — Common Collective Trusts are arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. CCTs invest in debt and equity securities, the mix of which varies by Fund, and each CCT reports the NAV as of the measurement date. Fair value is estimated based on the NAV practical expedient described below. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis. CCTs are classified in Level 2 of the fair value hierarchy.

•	Brokerage Account — Securities held in the PCRA Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These securities are classified in Level 1 of the fair value hierarchy.
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities.
In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.
In September 2009, the Financial Accounting Standards Board provided investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The Plan adopted this guidance for the year ended December 31, 2009; however, application of the practical expedient did not have a material effect on the Plan’s fair value measurements. No adjustments to reported NAV reported by an asset manager have been recorded.
The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010.
Fair Value Measurements at December 31, 2010

	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Cash and cash equivalents	$27,058			$27,058
Equities and brokerage account	780,527			780,527
Mutual funds	239,896			239,896
U.S. government securities		$27,280		27,280
Corporate bonds		18,012		18,012
Guaranteed investment contracts	21,787	704,860	$1,552	728,199
Common collective trusts		473,429		473,429

Member directed investments	1,069,268	1,223,581	1,552	2,294,401

Non-Member directed investments	26	5,638		5,664

Total	$1,069,294	$1,229,219	$1,552	$2,300,065

Fair Value Measurements at December 31, 2009

	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Cash and cash equivalents	$30,736			$30,736
Equities and brokerage account	754,047			754,047
Mutual funds	193,790			193,790
U.S. government securities		$18,341		18,341
Corporate bonds		26,690		26,690
Guaranteed investment contracts	17,370	678,893	$1,119	697,382
Common collective trusts		353,765		353,765

Member directed investments	995,943	1,077,689	1,119	2,074,751

Non-Member directed investments	1,100	11,501		12,601

Total	$997,043	$1,089,190	$1,119	$2,087,352

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Guaranteed
Investment
Contracts
Beginning balance — January 1, 2009	$27,151
Unrealized (losses)	(481)
Transfers in and/or out of Level 3	(25,551)

Beginning balance — January 1, 2010	$1,119

Unrealized gain	433
Ending balance — December 31, 2010	$1,552

The Plan reports transfers within the fair value hierarchy as of the beginning of the period. The 2009 transfers primarily reflect adoption of the NAV practical expedient described above.
4. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	2010	2009
ITT Corporation Common Stock, 8,289,354 and 9,208,369 shares, respectively, at fair value	$431,958	$458,024
Pyramid Enhanced Intermediate Fixed Income Fund*	$336,557	$308,210
American Global New Perspective Fund (Global Equity Fund), 5,409,023 and 5,497,803 shares, respectively, at fair value	$154,806	$140,964
JPMCB Smart Index Fund, 4,331,381 shares	$121,755	**
Pyramid Intermediate Managed Maturing Fund*	$119,058	$115,088
Pyramid Short Managed Maturing Fund*	**	$117,026

*	These investment contracts are part of the Stable Value fund investment option

**	These investments did not represent 5% or more of the plan assets in the respective years.
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $147,770, as follows:

Equities	$59,855
Mutual Funds	27,619
U.S. Government Securities	3,513
Corporate Bonds	310
Common Collective Trusts	56,466
Other	7

Net Appreciation in Fair Value of Investments	$147,770

5. SECURITIES LENDING
Through July 28, 2009, the Plan participated in a securities lending program through the trustee. Under this program, the Plan’s investment securities were loaned to investment bankers for a fee. On July 28, 2009, the Plan entered into a loan agreement with the Company for the purpose of unwinding the securities lending program and purchasing the collateral securities. The Plan repaid the collateral it held in return for the securities it had lent. As the value of the collateral held was less than the Plan’s obligation to return the collateral, the loan agreement described above was used to fund this collateral deficiency. As of July 28, 2009, the Plan no longer participates in the securities lending program. No plan member has realized a loss as a result of the collateral deficiency.
6. PLAN TRUSTEE
Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $373 for the year ended December 31, 2010.

7. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was amended and restated in 2010 and an application for a determination letter was filed on January 31, 2011 under Filing Cycle E.
8. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS
The Plan provides a self-managed stable value investment option to Members that includes synthetic GICs which simulate the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., JP Morgan Chase Bank and Monumental Life Insurance Co. The contracts provide that the Members execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals.
The following investments are the underlying categories in the guaranteed investment contracts as of December 31, 2010 and 2009:

	2010	2009
Cash and cash equivalents	$21,787	$17,370
U.S. government securities	93,230	83,919
Corporate bonds	30,001	40,249
Investment contracts	5,122	5,572
Common collective trusts	566,371	540,324
Other	11,688	9,948

Total	$728,199	$697,382

The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The rate cannot be less than 0%. Certain events such as plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than current value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:	2010	2009
Based on year-end average yield of investment (1)	2.53%	3.29%
Based on average yield credited to Members (2)	3.42%	3.44%

(1)	Computed by market value sum of the funds holding times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.
The Statement of Net Assets Available for Benefits presents investment contracts at fair value, as well as providing an additional line item showing an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
9. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2010 and 2009, the Plan held 8,289,354 and 9,208,369 shares outstanding, respectively, of common stock of the Company, with a cost basis of $198,847 and $219,964, respectively. During the year ended December 31, 2010, the Plan recorded related dividend income of $8,530 and net appreciation of $19,085.
Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.
At December 31, 2010 and 2009, Wells Fargo Bank, NA maintained short-term investments of $46,169 and $44,888, respectively.
Fees paid by the Plan for the investment management services were $3,109 for the year-ended December 31, 2010.
In July of 2009, the Company entered into a loan agreement with the Plan for the purpose of unwinding the securities lending program and purchasing the collateral securities. The original loan amount was $30.4 million of which $10.8 million was outstanding at December 31, 2010.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
10. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.
11. ASSET TRANSFERS/ROLLOVERS
During 2010, the assets of the Impact Science & Technology, Inc. 401 (K) Retirement Plan totaling $28,389 were transferred into the Plan. In addition, $6,134 was rolled over into the Plan.
12. SUBSEQUENT EVENTS
The JPMCB SmartRetirement Fund 2010 matured on December 31, 2010 and as a result was removed as an investment choice under the Plan on March 15, 2011. Any account balances remaining in this Fund on that date were automatically transferred to the JPMCB SmartRetirement Income Fund.

On January 12, 2011, the Company announced plans to separate its businesses into three distinct, publicly traded companies. We expect this separation to have minimal to no impact on the members.
On March 15, 2011, the Pension Fund Trust and Investment Committee of the Company directed Wells Fargo to liquidate the remaining non-member directed investments and use the proceeds to pay down the liability to the Company. The liquidation is expected to be completed by June 30, 2011.
13. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2010 and 2009, and the increase (decrease) in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010, is as follows:

	As of
	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$2,294,070	$2,091,888
Amounts allocated to withdrawing Members	(61)	(5)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	26,930	4,727

Net assets available for benefits per the Form 5500	$2,320,939	$2,096,610

As of
December 31, 2010
Increase in net assets per financial statements	$202,182
Adjustment from fair value to contract value for fully benefit responsive investment contracts	22,203
Add: Amounts allocated to withdrawing Members at December 31, 2009	5
Less: Amounts allocated to withdrawing Members at December 31, 2010	(61)

Net income per Form 5500	$224,329

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

Year Ended
December 31, 2010
Withdrawals and distributions per the financial statements	$157,259
Add: Amounts allocated to withdrawing Members at December 31, 2010	61
Less: Amounts allocated to withdrawing Members at December 31, 2009	(5)
Less: Amounts deemed distributed for tax purposes in 2010	(1,322)

Withdrawals and distributions per the Form 5500	$155,993

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
*	Wells Fargo Short Term Investment Fund	Money Market	**	26,242,895
	JP Morgan Liquidity Fund	Money Market	**	651,660
*	Wells Fargo Advantage Government	Money Market	**	19,926,541
	Broker — New Zealand Dollar	Cash — Invested in New Zealand Dollar	**	12
	Broker — Euro	Cash — Invested in Euro	**	144
	Broker — Japanese Yen	Cash — Invested in Japanese Yen	**	322
	Broker — Pound Sterling	Cash — Invested in Pound Sterling	**	739
	United States Dollars	Cash — US Dollars	**	162,565
	ARMT 2005-1 5A2	Collateralized Mortgage Obligation — Floater 0.59 January 25, 2011	**	15,022
	BOAMS 2005—5 3A2	Whole Loan 15 Year — 4.75 June 25, 2019	**	201,936
	CSFB 2004-AR8 2A1	Comm Pty — Securities 2.86 September 25, 2034	**	152,078
	FG A29420	Federal Home Loan Mortgage Corporation 15 year 6.0 November 1, 2033	**	127,648
	FG J10982	Federal Home Loan Mortgage Corporation 15 year 4.5 May 1, 2024	**	711,251
	FGLMC 5 1/11	Federal Home Loan Mortgage Corporation Gold 30 year 5.0 February 1, 2040	**	1,185,088
	FGLMC 5.5 1/11	Federal Home Loan Mortgage Corporation Gold 30 year 5.5 June 1, 2040	**	1,811,571
	FGLMC 6 1/11	Federal Home Loan Mortgage Corporation 30 year 6.0 July 1, 2040	**	1,104,793
	FH 1B3170	Federal Home Loan Mortgage Corporation 7 year hybrid 5.61 December 1, 2011	**	423,389
	FH 1G1999	Federal Home Loan Mortgage Corporation 7 year hybrid 5.37 July 1, 2014	**	27,669
	FH 1G2061	Federal Home Loan Mortgage Corporation 7 year hybrid 5.43 July 1, 2014	**	41,591
	FH 1J0453	Federal Home Loan Mortgage Corporation 7 year hybrid 5.49 June 1, 2014	**	28,059
	FH 1J1749	Federal Home Loan Mortgage Corporation 7 year hybrid 5.45 June 1, 2014	**	194,787
	FH 782758	Federal Home Loan Mortgage Corporation 7 year hybrid 5.74 November 1, 2013	**	268,979
	FHR 2475F	Collateralized Mortgage Obligation — Floater 1.26 January 15, 2011	**	287,694
	FHR 2766 SW	Collateralized Mortgage Obligation — INV IO 6.94 January 15, 2011	**	1,743
	FRH 2931 GA	Collateralized Morgtgage Obligation — PAC 5.0 November 15, 2028	**	143,306
	FHR 3036 NS	Collateralized Mortgage Obligation — INV IO 6.94 January 5, 2011	**	26,389
	FHR 3349 MY	Collateralized Mortgage Obligation — Sequential 5.5 July 15, 2037	**	1,301,322

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	FHS 237 S22	Collateralized Mortgage Obligation — INV IO 6.89 January 15, 2011	**	157,672
	FHS 237 S23	Collateralized Mortgage Obligation — INV IO 6.84 January 15, 2011	**	55,716
	FHS 240 S22	Collateralized Mortgage Obligation — INV IO 6.89 January 15, 2011	**	171,113
	FN 254766	Federal National Mortgage Association 30 year 5.0 May 1, 2032	**	188,221
	FN 709705	Federal National Mortgage Association 30 year 5.0 February 1, 2032	**	145,736
	FN 713985	Federal National Mortgage Assocation 30 year 5.0 October 1, 2032	**	291,394
	FN 745327	Federal National Mortgage Association 30 year 6.0 March 1, 2035	**	745,481
	FN 831679	Federal National Mortgage Association 30 year 6.5 January 1, 2036	**	146,138
	FN 888890	Federal National Mortgage Association 30 year 6.5 February 1. 2036	**	123,980
	FN 889072	Federal National Mortgage Association 30 year 6.5 September 1, 2036	**	1,103,503
	FN 889307	Federal National Mortgage Association 30 year 5.0 October 1, 2032	**	575,496
	FN 889568	Federal National Mortgage Association 15 year 5.5 September 1, 2017	**	1,248,282
	FN 908854	Federal National Mortgage Association 30 year 6.5 May 1, 2036	**	122,072
	FN 930796	Federal National Mortgage Association 30 year 5.0 March 1, 2033	**	406,009
	FN AC6082	Federal National Mortgage Association 15 year 4.5 July 1, 2024	**	461,810
	FN AD0249	Federal National Mortgage Association 30 year 5.5 March 1, 2032	**	1,187,270
	FNCI 3.5 1/11	Federal National Mortgage Association 15 year 3.5 July 1, 2025	**	956,536
	FNCI 4 1/11	Federal National Mortgage Association 15 year 4.0 July 1, 2024	**	1,513,865
	FNCL 4 1/11	Federal National Mortgage Association 30 year 4.0 September 1, 2039	**	21,355,994
	FNCL 5 1/11	Federal National Mortgage Association 30 year 5.0 February 1, 2040	**	431,013
	FNCL 5.5 1/11	Federal National Mortgage Association 30 year 5.5 June 1, 2040	**	2,695,997
	FNCL 6 1/11	Federal National Mortgage Association 30 year 6.0 July 1, 2040	**	1,048,839
	FNR 2002-81 SJ	Collateralized Mortgage Obligation — INV IO 7.24 January 25, 2011	**	23,171
	FNR 2006-43 G	Collateralized Mortgage Obligation — Sequential 6.5 September 25, 2033	**	74,049
	FNR 2006-63 AB	Collateralized Mortgage Obligation — Sequential 6.5 October 25, 2033	**	44,718
	FNR 2006-63 AE	Collateralized Mortgage Obligation — Sequential 6.5 October 25, 2033	**	45,531
	FNR 2006-78-BC	Collateralized Mortgage Obligation — Sequential 6.5 January 25, 2034	**	74,124
	FNR 2010-116 BI	Collateralized Mortgage Obligation — IO 5.0 August 25, 2020	**	192,030
	FNW 2003-W6 1A41	Collateralized Mortgage Obligation — Sequential 5.4 October 25, 2042	**	267,814
	G2 4679	Government National Mortgage Association II 30 year 5.0 April 1, 2040	**	708,404

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	GN 713334	Government National Mortgage Association 30 year 4.5 April 1, 2039	**	281,066
	GNSF 4 1/11	Government National Mortgage Association 30 year 4.0 February 1, 2040	**	4,585,610
	GNSF 4.5 1/11	Governement National Mortgage Association 30 year 4.5 February 1, 2039	**	1,951,684
	GNSF 5 1/11	Government National Mortgage Association 30 year 5.0 February 1, 2040	**	1,307,650
	GNSF 6 1/11	Government National Mortgage Association 30 year 6.0 July 1, 2040	**	648,723
	WAMU 2005-AR1 A2A1	Collateralized Mortgage Obligation — Floater .60 January 25, 2011	**	74,686
	WAMU 2005-AR15 A1A1	Collateralized Mortgage Obligation — Floater .52 January 25, 2011	**	145,139
	WAMU 2005-AR2 2A21	Collateralized Mortgage Obligation — Floater .59 January 25, 2011	**	51,837
	BANK OF SCOTLAND PLC	Covered Bond 5.25 February 21, 2017	**	332,643
	BSCMS 2004-PWR6 A4	Commercial Mortgage Backed Security 4.52 December 11, 2011	**	308,440
	COMM 2007-FL14 A1	Commercial Mortgage Backed Security .35 January 15, 2011	**	356,612
	GCCFC 2005-GG3 A4	Commercial Mortgage Backed Security 4.8 December 10, 2014	**	349,675
	GECMC 2002-1A A3	Commercial Mortgage Backed Security 6.27 April 10, 2012	**	761,435
	LBUBS 2006-C4 A4	Commercial Mortgage Backed Security 5.88 May 15, 2016	**	287,630
	MSDWC 2002-TOP7 A2	Commercial Mortgage Backed Security 5.98 May 15, 2012	**	1,346,636
	MSDWC 2003-HQ2 A2	Commercial Mortgage Backed Security 4.92 February 12, 2013	**	317,712
	Credit Suisse USA, Inc.	Cash Equivalent — 5.5 August 16, 2011	**	126,229
	FANNIE MAE	Cash Equivalent — 6.25 February 1, 2011	**	1,689,662
	FEDERAL HOME LOAN BANK	Cash Equivalent — .16 January 11, 2011	**	579,800
	FEDERAL HOME LOAN BANK	Cash Equivalent — .23 January 26, 2011	**	650,073
	FREDDIE MAC	Cash Equivalent — .25 January 21, 2011	**	1,315,153
	General Electric Capital Corp.	Cash Equivalent — .36 February 15, 2011	**	580,500
	ALLYA 2010-1 A2	Asset Backed Security — Auto Prime Qual — .75 April 15, 2012	**	186,773
	COMET 2006-A4 A4	Asset Backed Security — Card — .30 January 18, 2011	**	1,014,923
	COMNI 2099-A8 A8	Asset Backed Security — Card — 2.36 January 18, 2011	**	1,413,843
	CWL-2003-5 MF1	Asset Backed Security — Home Equity — 5.41 January 25, 2034	**	134,200
	CWL-2004-1 3A	Asset Backed Security — Home Equity — .54 January 25, 2011	**	933
	CWL 2004-13 MV1	Asset Backed Security — Home Equity — .76 January 25, 2011	**	3,766
	FORDO 2009-A-A3B	Asset Backed Security — Auto Prime Qual — 2.76 January 18, 2011	**	458,144
	MBART 2010-1 A2	Asset Backed Security — Auto Prime Qual — .70 August 15, 2012	**	375,420

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	MEDL 2005-2G A	Asset Backed Security — Global — .32 February 22, 2011	**	129,707
	OOMLT 2003-4 A2	Asset Backed Security — Home Equity — .9 January 25, 2011	**	31,773
	OOMLT 2005-4 A3	Asset Backed Security — Home Equity — .52 January 25, 2011	**	61,459
	OOMLT 2007-4 2A1	Asset Backed Security — Home Equity — .35 January 25, 2011	**	31,260
	RAMP 2006-EFC1 A2	Asset Backed Security — Home Equity — .46 January 25, 2011	**	94,984
	RASC 2004-KS12 M1	Asset Backed Security — Home Equity — .79 January 25, 2011	**	105,908
	WAOT-2008-A A3A	Asset Backed Security — Auto Prime Qual — 4.81 September 20, 2012	**	89,526
	WFHET 2004-2 A16	Asset Backed Security — Home Equity — 5.0 May 25, 2034	**	319,606
	US Treasury Bill	Short Term US Treasury — January 13, 2011	**	124,995
	US Dollar	Cash January 5, 2011	**	(3,400,679)
	Verizon Communications	Cash Equivalent — 5.35 February 15, 2011	**	194,874
	US Treasury Bond	US Government Security, Maturity — November 30, 2015	**	491,368
	US 10YR NOTE FUT Mar11	US Treasury Note Futures 0 March 22, 2011	**	20,390
	US 2YR NOTE (CBT) Mar11	US Treasury Note Futures 0 March 31, 2011	**	(3,453)
	US 5YR NOTE (CBT) Mar11	US Treasury Note Futures 0 March 31, 2011	**	(43,750)
	US LONG BOND(CBT) Mar11	US Treasury Note Futures 0 March 22, 2011	**	(3,375)
	US TREASURY N/B	US Treasury 2.25 November 30, 2017	**	1,177,075
	US TREASURY N/B	US Treasury 1.25 October 31, 2015	**	4,316,290
	US TREASURY N/B	US Treasury 1.25 September 30, 2015	**	978,295
	US TREASURY N/B	US Treasury .75 September 15, 2013	**	9,329,113
	US TREASURY N/B	US Treasury 2.5 June 30, 2017	**	1,122,852
	US TREASURY N/B	US Treasury 1.88 June 30, 2015	**	8,749,168
	US TREASURY N/B	US Treasury 2.12 May 31, 2015	**	778,623
	US TREASURY N/B	US Treasury 2.38 February 28, 2015	**	5,388,774
	US TREASURY N/B	US Treasury 2.25 January 31, 2015	**	331,513
	US TREASURY N/B	US Treasury 8.75 May 15, 2017	**	1,514,456
	US TREASURY N/B	US Treasury 8.00 November 15, 2021	**	1,079,969
	US Treasury Bond	US Government Security, Par — 3,000,000 Maturity 2/15/2019, Interest 8.875%	**	4,315,314
	US Treasury Inflation-Index Bond	US Government Security, Par — 6,436,979.40 Maturity 1/15/2015, Interest 1.625%	**	6,863,931

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	US Treasury Bond	US Government Security, Par — 1,735,000 Maturity 11/15/2021, Interest 8.0%	**	2,453,941
	US Treasury Note	US Government Security, Par — 2,495,000 Maturity 1/31/2011, Interest ..875%	**	2,496,267
	US Treaasury Note	US Government Security, Par — 2,965,000 Maturity 1/31/2012, Interest ..875%	**	2,981,562
	US Treasury Note	US Government Security, Par — 5,150,000 Maturity 4/30/2012, Interest 1.0%	**	5,191,664
	US Treasury Note	US Government Security, Par — 2,520,000 Maturity 8/15/2012, Interest 1.75%	**	2,571,778
	US Treasury Note	US Government Security, Par — 385,000 Maturity 11/30/2012, Interest 3.375%	**	405,784
	FANNIE MAE	Federal National Mortgage Association 2.38 July 28, 2015	**	2,944,661
	FANNIE MAE	Federal National Mortgage Association 4.88 December 15, 2016	**	584,075
	FANNIE MAE	Federal National Mortgage Association 4.62 May 1, 2013	**	969,042
	FANNIE MAE	Federal National Mortgage Association 5.25 August 1, 2012	**	1,117,429
	FARMER MAC GTD TR 07-1	Federal Agricultural Mortgage Corporation 5.12 April 19, 2017	**	1,317,798
	FREDDIE MAC	Federal Home Loan Corporation 3.75 March 27, 2019	**	104,496
	FREDDIE MAC	Federal Home Loan Corporation 5.12 October 18, 2016	**	503,617
	Tennessee Valley Authority	Tennessee Valley Authority 5.25 September 15, 2039	**	305,712
	Eurasina Development Bank	Supranational 7.38 September 29, 2014	**	109,760
	Federal Republic of Brazil	Sovereign 6.0 January 17, 2017	**	492,504
	Republic of South Africa	Sovereign 5.5 March 9, 2020	**	194,555
	Russian Foreign Bond	Sovereign 3.62 April 29, 2015		302,263
	Axis Capital Holdings	Corporate Bond, Par — 3,000,000 Maturity 12/01/2014, Interest 5.750%	**	3,190,086
	Bank of America Corp.	Corporate Bond, Par — 2,120,000.000 Maturity 12/01/2015, Interest 5.250%	**	2,155,724
	Comcast Corp.	Corporate Bond, Par — 2,200,000, Maturity 11/15/2017, Interest 6.3%	**	2,518,886
	EOG Resources, Inc.	Corporate Bond, Par — 2,180,000, Maturity 9/15/2017, Interest 5.875%	**	2,472,159
	Home Depot	Corporate Bond, Par 2,390,000, Maturity 3/1/2016, Interest 5.4%	**	2,678,246
	Time Warner	Corporate Bond, Par — 2,340,000, Maturity 11/15/2016, Interest 5.875%	**	2,641,198
	Wal-Mart Stores, Inc.	Corporate Bond, Par — 2,050,000, Maturity 2/15/2018, Interest 5.8%	**	2,355,522
	ALTRIA GROUP INC	Corporate Bond 9.7 November 10, 2018	**	353,236
	AMERICAN MOVIL SAB DE CV	Corporate Bond 5.0 March 30, 2020	**	599,690

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	ANGLOGOLD HOLDINGS PLC	Corporate Bond 5.38 April 15, 2020	**	367,972
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 5.38 January 15, 2020	**	105,295
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 6.88 November 15, 2019	**	186,125
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 7.75 January 15, 2019	**	115,208
	ANHEUSER-BUSCH INBEV WOR	Corporate Bond 7.2 January 15, 2014	**	229,475
	AT&T INC	Corporate Bond 6.7 November 15, 2013	**	417,827
	BANK OF AMERICA CORP	Corporate Bond 6.5 August 1, 2016	**	472,675
	BANK OF AMERICA CORP	Corporate Bond 4.5 April 1, 2015	**	282,586
	BANK OF AMERICA CORP	Corporate Bond 5.65 May 1, 2018	**	164,990
	BERKSHIRE HATHAWAY FIN	Corporate Bond 4.5 January 15, 2013	**	608,020
	BRITISH TELECOM PLC	Corporate Bond 5.95 January 15, 2018	**	252,440
	CANADIAN PACIFIC RR CO	Corporate Bond 7.25 May 15, 2019	**	221,783
	CAPITAL ONE BANK USA NA	Corporate Bond 8.8 July 15, 2019	**	317,654
	CENOVUS ENERGY INC	Corporate Bond 4.5 September 15, 2014	**	629,186
	CITIGROUP INC	Corporate Bond 5.38 August 9, 2020	**	164,332
	CITIGROUP INC	Corporate Bond 5.5 October 15, 2014	**	59,898
	CITIGROUP INC	Corporate Bond 8.5 May 22, 2019	**	31,266
	CITIGROUP INC	Corporate Bond 5.5 April 11, 2013	**	420,050
	CITIGROUP INC	Corporate Bond 6.0 August 15, 2017	**	44,295
	COMCAST CORP	Corporate Bond 6.3 November 15, 2017	**	172,950
	CREDIT SUISSE NEW YORK	Corporate Bond 5.5 May 1, 2014	**	403,624
	CREDIT SUISSE NEW YORK	Corporate Bond 5.0 May 15, 2013	**	335,628
	CREDIT SUISSE USA INC	Corporate Bond 6.0 February 15, 2018	**	262,791
	DCP MIDSTREAM LLC	Corporate Bond 5.35 March 15, 2020	**	189,394
	DCP MIDSTREAM LLC	Corporate Bond 9.75 March 15, 2019	**	211,365
	DIAGEO CAPITAL PLC	Corporate Bond 5.2 January 30, 2013	**	253,050
	DISCOVERY COMMUNICATIONS	Corporate Bond 3.7 June 1, 2015	**	623,052
	ENTERGY ARKANSAS INC.	Corporate Bond 3.75 February 15, 2021	**	183,933
	ENTERPRISE PRODUCTS OPER	Corporate Bond 3.7 June 1, 2015	**	429,380
	GENERAL ELECTRIC CO	Corporate Bond 5.25 December 6, 2017		715,268

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	GOLD FIELDS OROGEN HOLD	Corporate Bond 4.88 October 7, 2020	**	193,602
	GOLDMAN SACHS GROUP INC	Corporate Bond 3.7 August 1, 2015	**	36,212
	GOLDMAN SACHS GROUP INC	Corporate Bond 6.15 April 1, 2018	**	217,731
	GOLDMAN SACHS GROUP INC	Corporate Bond 5.95 January 18, 2018	**	261,278
	GRUPO BIMBO SAB DE CV	Corporate Bond 4.88 June 30, 2020	**	180,729
	HEALTH CARE REIT INC	Corporate Bond 4.7 September 15, 2017	**	232,483
	HSBC FINANCE CORP	Corporate Bond 5.0 June 30, 2015	**	154,039
	HUTCHISON WHAM INT 09/16	Corporate Bond 4.62 September 11, 2015	**	212,803
	IBM CORP	Corporate Bond 7.62 October 15, 2018	**	328,709
	INTERNATIONAL PAPER CO	Corporate Bond 7.95 June 15, 2018	**	286,439
	JOHN DEERE CAPITAL CORP	Corporate Bond 4.5 April 3, 2013	**	345,791
	KINDER MORGAN ENER PART	Corporate Bond 5.85 September 15, 2012	**	386,764
	KRAFT FOODS INC	Corporate Bond 5.38 February 10, 2020	**	137,165
	KRAFT FOODS INC	Corporate Bond 6.0 February 11, 2013	**	1,241,412
	KROGER CO/THE	Corporate Bond 6.15 January 15, 2020	**	203,266
	LG&E & KU ENERGY LLC	Corporate Bond 3.75 November 15, 2020	**	157,927
	MET LIFE GLOB FUNDING I	Corporate Bond 5.12 April 10, 2013	**	337,357
	MET LIFE INC	Corporate Bond 6.75 June 1, 2016	**	227,290
	MIDAMERICAN ENERGY CO	Corporate Bond 5.95 July 15, 2017	**	140,293
	MORGAN STANLEY	Corporate Bond 3.45 November 2, 2015	**	308,892
	MORGAN STANLEY	Corporate Bond 5.5 January 26, 2020	**	15,476
	MORGAN STANLEY	Corporate Bond 6.0 May 13, 2014	**	576,894
	MORGAN STANLEY	Corporate Bond 5.45 January 9, 2017	**	85,044
	MORGAN STANLEY	Corporate Bond 5.3 March 1, 2013	**	324,985
	NATIONWIDE BUILDING SOCIETY	Corporate Bond 4.65 February 25, 2015	**	312,449
	NBC UNIVERSAL	Corporate Bond 4.38 April 1, 2021	**	372,848
	NEVADA POWER CO	Corporate Bond 7.12 March 15, 2019	**	203,814
	NEW CINGULAR WIRELESS SV	Corporate Bond 8.12 May 1, 2012	**	331,778
	NISOURCE FINANCE CORP	Corporate Bond 6.8 January 15, 2019	**	261,438
	NORTHERN TRUST COMPANY	Corporate Bond 6.5 August 15, 2018	**	364,102

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	ONEOK PARTNERS LP	Corporate Bond 5.9 April 1, 2012	**	176,690
	ORACLE CORP	Corporate Bond 5.0 July 8, 2019	**	443,613
	PACIFIC GAS AND ELECTRIC	Corporate Bond 3.5 October 1, 2020	**	384,900
	PACIFICORP	Corporate Bond 5.65 July 15, 2018	**	93,647
	PHILIP MORRIS INTL INC	Corporate Bond 5.65 May 16, 2018	**	289,294
	PLAINS ALL AMER PIPELINE	Corporate Bond 3.95 September 15, 2015	**	303,023
	PLAINS ALL AMER PIPELINE	Corporate Bond 5.75 January 15, 2020	**	109,165
	PLAINS ALL AMER PIPELINE	Corporate Bond 6.5 May 1, 2018	**	146,979
	PRICOA GLOBAL FUNDING 1	Corporate Bond 5.4 October 18, 2012	**	524,586
	PROGRESS ENERGY INC	Corporate Bond 4.88 December 1, 2019	**	237,041
	PRUDENTIAL FINANCIAL INC	Corporate Bond 7.38 June 15, 2019	**	266,021
	ROCHE HLDGS INC	Corporate Bond 6.0 March 1, 2019	**	201,083
	SHELL INTERNATIONAL FIN	Corporate Bond 3.1 June 28, 2015	**	205,441
	STANDARD CHARTERED PLC	Corporate Bond 5.5 November 18, 2014	**	566,973
	SUNCOR ENERGY INC	Corporate Bond 6.1 June 1, 2018	**	479,270
	SVENSKA HANDELSBANKEN AB	Corporate Bond 4.88 June 10, 2014	**	612,853
	TECO FINANCE INC	Corporate Bond 5.15 March 15, 2020	**	199,867
	TELECOM ITALIA CAPITAL	Corporate Bond 6.18 June 18, 2014	**	117,227
	TELEFONICA EMISIONES SAU	Corporate Bond 5.13 April 27, 2020	**	102,046
	TELEFONICA EMISIONES SAU	Corporate Bond 5.86 February 4, 2013	**	523,966
	TIME WARNER CABLE INC	Corporate Bond 7.5 Aprul 1, 2014	**	716,818
	TYCO/TYCO INTL FIN SA	Corporate Bond 7.0 December 15, 2019	**	208,698
	UBS AG STAMFORD CT	Corporate Bond 5.75 April 25, 2018	**	213,968
	UBS AG STAMFORD CT	Corporate Bond 5.88 December 20, 2017	**	137,703
	UNITED HEALTHCARE GROUP INC	Corporate Bond 3.88 October 15, 2020	**	206,641
	VERIZON COMMUNICATIONS	Corporate Bond 6.35 April 1, 2019	**	210,605
	VERIZON COMMUNICATIONS	Corporate Bond 5.25 April 15, 2013	**	444,840
	VIRGINIA ELEC & POWER CO	Corporate Bond 5.1 November 30, 2012	**	307,556
	WAL-MART STORES INC	Corporate Bond 5.8 February 15, 2018	**	105,386
	WATSON PHARMACEUTICALS	Corporate Bond 6.12 August 15, 2019	**	209,138

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	WESTPAC BANKING CORP	Corporate Bond 4.2 February 27, 2015	**	281,965
	WILLIAMS PARTNERS LP/WIL	Corporate Bond 7.25 February 1, 2017	**	578,473
	XCEL ENERGY INC	Corporate Bond 4.7 May 15, 2020	**	243,344
	XTO ENERGY, INC.	Corporate Bond 4.625 June 15, 2013	**	72
	XSTRATA FINANCE CANADA	Corporate Bond 5.8 November 15, 2016	**	160,131
	DISCOVER BANK	Corporate High Yield 8.7 November 18, 2019	**	296,876
	LEHMAN BROS CAP TR VII	Corporate High Yield 5.86 May 31, 2012	**	33
	1st Pacific Co.	Common Stock	**	39,000
	3M Company	Common Stock	**	964,834
	99 Cents Only Stores	Common Stock	**	757,581
	Abbott Laboratories	Common Stock	**	1,068,728
	Accenture PLC	Common Stock	**	518,843
	Acxiom Corp.	Common Stock	**	661,939
	Adobe Sys. Inc.	Common Stock	**	446,310
	Adtran Inc	Common Stock	**	1,328,002
	Advanced Micro Devices, Inc.	Common Stock	**	164,418
	Advantest Corporation JPY50	Common Stock	**	218,592
	AES Corporation	Common Stock	**	459,186
	AFLAC	Common Stock	**	124,146
	Agilent Technologies Inc	Common Stock	**	812,028
	Agnico Eagle Mines Ltd	Common Stock	**	161,070
	Air Products and Chemicals Inc.	Common Stock	**	45,475
	Akami Technologies	Common Stock	**	65,870
	Akzo Nobel Eur 2.0	Common Stock	**	371,675
	Align Technology, Inc.	Common Stock	**	1,393,202
	Allegheny Energy	Common Stock	**	215,736
	Allergan Inc	Common Stock	**	645,498
	Allstate Corp.	Common Stock	**	427,192
	Alpha Natural Resources, Inc.	Common Stock	**	102,051
	Altria Group Inc	Common Stock	**	334,832

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Amazon.com Inc	Common Stock	**	2,113,020
	American Electric Power Inc	Common Stock	**	111,538
	American Express Company	Common Stock	**	1,334,812
	American Medical Systems Holdings Inc	Common Stock	**	809,094
	American States Water Company	Common Stock	**	513,810
	American Tower Systems Corporation Class A	Common Stock	**	289,184
	Amerisourcebergen Corp.	Common Stock	**	146,716
	Ameristar Casinos Inc	Common Stock	**	720,934
	Amgen Inc	Common Stock	**	2,711,456
	Amylin Pharmaceuticals Inc.	Common Stock	**	913,123
	Anadarko Petroleum Corp.	Common Stock	**	106,624
	Anglo American PLC	Common Stock	**	447,024
	Anheuser Busch Inbev SA, Bruxell NPV	Common Stock	**	202,112
	Anheuser Busch Inbev SA, Strip VVPR	Common Stock	**	7
	Aon Corporation	Common Stock	**	455,499
	Apache Corp.	Common Stock	**	2,082,471
	Apollo Group Inc	Common Stock	**	446,198
	Apple Inc	Common Stock	**	4,997,100
	Applied Industrial Technologies, Inc.	Common Stock	**	710,533
	Applied Material Inc	Common Stock	**	786,800
	Arch Capital Group, Ltd.	Common Stock	**	187,547
	Arch Coal, Inc.	Common Stock	**	1,612,795
	Archer Daniels Midland Co.	Common Stock	**	117,312
	Assisted Living Concepts, Inc.	Common Stock	**	31,392
	AT&T	Common Stock	**	2,519,923
	Athenahealth, Inc.	Common Stock	**	1,322,630
	Autodesk Inc.	Common Stock	**	202,460
	Automatic Data Processing Inc	Common Stock	**	286,473
	Autozone, Inc.	Common Stock	**	381,626
	Avalon Bay Communities, Inc.	Common Stock	**	56,275

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value
	Avon Products, Inc.	Common Stock	**	367,028
	AXA Europe 2.29	Common Stock	**	171,632
	Axis Capital Holdings Ltd.	Common Stock	**	1,336,530
	Baker Hughes Inc	Common Stock	**	511,214
	Banco Santander SA Europe 0.5	Common Stock	**	257,768
	Bank of New York Mellon Corp	Common Stock	**	295,960
	Bank of America Corp	Common Stock	**	1,213,633
	Barclays	Common Stock	**	169,445
	Bard C R Inc	Common Stock	**	183,540
	Barrick Gold Corp	Common Stock	**	164,858
	BASF SE NPV	Common Stock	**	115,929
	Baxter International Inc	Common Stock	**	328,018
	Bed Bath & Beyond Inc	Common Stock	**	1,209,090
	Bendigo and Adelaide Bank Ltd NPV	Common Stock	**	78,534
	Berkshire Hathaway, Inc.	Common Stock	**	1,129,551
	Bezeq Israeli Telecommunica ILS	Common Stock	**	231,523
	BG Group GBP	Common Stock	**	296,856
	Biogen Idec Inc.	Common Stock	**	147,510
	H&R Block, Inc	Common Stock	**	107,190
	BNP Paribas Eur 2.0	Common Stock	**	347,458
	Boeing Co	Common Stock	**	728,954
	Borg Warner, Inc.	Common Stock	**	1,404,146
	Boston Scientific Corp.	Common Stock	**	124,905
	Bridgestone Co. JPY	Common Stock	**	203,145
	Bristol Myers Squibb Co	Common Stock	**	847,360
	Broadcom Corporation	Common Stock	**	1,262,950
	Brookline Bancorp, Inc.	Common Stock	**	514,431
	Bunge Limited	Common Stock	**	1,620,048
	CH Robinson Worldwide Inc	Common Stock	**	152,361
	C&C Group PLC Eur	Common Stock	**	186,386

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	CA, Inc.	Common Stock	**	596,092
	Cablevision NY Group	Common Stock	**	175,968
	Cabot Microelectronics Corp	Common Stock	**	820,420
	Cabot Oil & Gas Corp.	Common Stock	**	1,224,145
	Calpine Corporation	Common Stock	**	158,746
	Cameron International Corporation	Common Stock	**	1,578,870
	Campbell Soup Co.	Common Stock	**	159,850
	Capella Education Co.	Common Stock	**	396,151
	Career Education Corporation	Common Stock	**	1,152,070
	Carmax Inc.	Common Stock	**	47,820
	Carnival PLC	Common Stock	**	299,715
	Caterpillar Inc	Common Stock	**	1,517,292
	Cathay Bancorp Inc.	Common Stock	**	708,314
	CB Richard Ellis Group, Inc.	Common Stock	**	63,488
	CDN Natural Resources	Common Stock	**	279,852
	Celanese Corp	Common Stock	**	1,109,079
	Celgene Corp	Common Stock	**	1,328,876
	Centerpoint Energy Inc	Common Stock	**	341,124
	Cephalon Inc	Common Stock	**	74,064
	Charles River Laboratories	Common Stock	**	590,853
	Check Point Software Tech	Common Stock	**	41,634
	Chevron Corp	Common Stock	**	2,160,800
	Children’s Place Retail Stores, Inc.	Common Stock	**	803,920
	Christopher & Banks Corp	Common Stock	**	262,605
	Chubb Corp	Common Stock	**	381,696
	Cielo SA	Common Stock	**	258,872
	Ciena Corp	Common Stock	**	833,580
	Cigna Corp	Common Stock	**	161,304
	Cintas Corp.	Common Stock	**	83,880
	Circor International Inc.	Common Stock	**	538,098

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Cisco Systems Inc.	Common Stock	**	1,725,437
	CIT Group, Inc.	Common Stock	**	61,230
	Citigroup Inc	Common Stock	**	2,125,279
	Cliffs Natural Resources, Inc.	Common Stock	**	132,617
	CME Group, Inc	Common Stock	**	289,575
	Coach Inc	Common Stock	**	470,688
	Coca Cola Co.	Common Stock	**	2,351,935
	Cognizant Tech Solutions CRP	Common Stock	**	926,825
	Coldwater Creek Inc	Common Stock	**	361,222
	Colgate Palmolive Co	Common Stock	**	429,980
	Comcast Corporation Class A	Common Stock	**	573,417
	Comcast Corporation — Special Class A	Common Stock	**	1,772,450
	Commercial International B EGP	Common Stock	**	146,977
	Computer Sciences Corp	Common Stock	**	128,960
	Conagra Foods Inc.	Common Stock	**	922,980
	ConocoPhillips	Common Stock	**	722,541
	Consol Energy Inc	Common Stock	**	1,684,796
	Constellation Energy Group, Inc.	Common Stock	**	297,111
	Cooper Industries PLC New Ireland	Common Stock	**	268,134
	Corinthian Colleges Inc	Common Stock	**	509,017
	Corning Inc.	Common Stock	**	434,700
	Corporate Executive Board Co.	Common Stock	**	1,411,880
	Costar Group, Inc.	Common Stock	**	951,179
	Covidien PLC	Common Stock	**	153,646
	CPFL Energia SA	Common Stock	**	271,908
	Crown Castle Intl Corp	Common Stock	**	363,789
	CSX	Common Stock	**	2,215,412
	Cummins, Inc.	Common Stock	**	319,029
	CVS/Caremark Corporation	Common Stock	**	562,927
	Daimler AG	Common Stock	**	287,879

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Daiwa Secs Group JPY	Common Stock	**	155,284
	Danaher Corp.	Common Stock	**	637,739
	Davita Inc.	Common Stock	**	187,623
	DBS Group Holdings	Common Stock	**	294,370
	Dealtertrack Holdings Inc.	Common Stock	**	976,406
	Deckers Outdoor Corporation	Common Stock	**	491,837
	Deere & Co	Common Stock	**	944,362
	Dell Inc	Common Stock	**	1,724,509
	Denso Corpnpv	Common Stock	**	344,234
	Dentsply Intl Inc. Com	Common Stock	**	95,676
	Devon Energy Corporation	Common Stock	**	240,241
	DeVry Inc	Common Stock	**	358,651
	Diamond Offshore Drilling Inc.	Common Stock	**	46,809
	Dice Holdings Incorporated	Common Stock	**	132,020
	Diebold Inc.	Common Stock	**	589,720
	Discover Financial Services	Common Stock	**	146,387
	Discovery Communications Inc.	Common Stock	**	227,478
	Dolby Laboratories Inc	Common Stock	**	443,555
	Dominion Resources, Inc. VA	Common Stock	**	59,808
	Dover Corp	Common Stock	**	1,476,272
	Dow Chemical	Common Stock	**	233,518
	DPS China Mobile Limited ADR	Common Stock	**	214,359
	Du Pont EI De Nemours & Co	Common Stock	**	224,460
	Ducommun Inc.	Common Stock	**	301,065
	EMC Corporation Mass	Common Stock	**	523,036
	Eastman Chemical Co.	Common Stock	**	210,200
	Ebay, Inc.	Common Stock	**	100,188
	El Paso Corporation	Common Stock	**	290,336
	Electronic Arts Inc	Common Stock	**	63,227
	Eli Lilly & Co	Common Stock	**	301,344

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Emcor Group, Inc.	Common Stock	**	571,022
	Emerson Electric Co	Common Stock	**	983,324
	Energizer Holdings, Inc.	Common Stock	**	102,060
	Entergy Corp New	Common Stock	**	361,233
	EOG Resources, Inc	Common Stock	**	268,746
	EQT Corporation	Common Stock	**	134,520
	Estee Lauder Companies, Inc.	Common Stock	**	768,587
	Exelon Corporation	Common Stock	**	491,352
	Expeditors International of Washington Inc	Common Stock	**	131,040
	Experian PLC	Common Stock	**	301,479
	Exponent, Inc.	Common Stock	**	358,562
	Express Scripts Inc	Common Stock	**	383,755
	Exxon Mobil Corp	Common Stock	**	4,156,141
	EZ Corp, Inc.	Common Stock	**	1,139,542
	F5 Networks Inc.	Common Stock	**	793,976
	Fairchild Semiconductor International	Common Stock	**	739,524
	Fanuc Co.	Common Stock	**	154,981
	Fastenal Co.	Common Stock	**	119,820
	Fedex Corporation	Common Stock	**	892,896
	Fidelity National Information Services, Inc.	Common Stock	**	76,692
	Fifth Third Bancorp	Common stock	**	808,868
	First Horizon National Corp	Common Stock	**	95,418
	First Republic Bank	Common Stock	**	93,388
	First Solar Inc	Common Stock	**	52,056
	Firstenergy Corp	Common Stock	**	177,696
	FirstMerit Corporation	Common Stock	**	738,702
	Firstservice Corp	Common Stock	**	582,890
	Firstservice Corporation	Common Stock	**	370
	Fiserv Inc	Common Stock	**	134,688
	Fletcher Building Ltd	Common Stock	**	141,324

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Flextronics International Ltd	Common Stock	**	640,333
	Fluor Corp New	Common Stock	**	212,032
	FMC Technologies Inc	Common Stock	**	426,768
	Ford Motor Company	Common Stock	**	1,770,741
	Formfactor Inc.	Common Stock	**	415,584
	Fortune Brands, Inc.	Common Stock	**	222,925
	Foster Wheeler AG	Common Stock	**	69,040
	Franklin Resources	Common Stock	**	233,541
	Freeport-McMoran Copper & Gold Inc	Common Stock	**	756,567
	FTI Consulting, Inc.	Common Stock	**	616,984
	Gamestop Corp. NEW	Common Stock	**	1,599,335
	Gap, Inc.	Common Stock	**	263,466
	Gazprom OAO USD ADR	Common Stock	**	89,890
	General Dynamics Corp	Common Stock	**	212,880
	General Electric Co	Common Stock	**	1,923,925
	General Mills Inc.	Common Stock	**	501,819
	General Motors Co	Common Stock	**	711,398
	Gentex Corp	Common Stock	**	1,076,723
	Genuine Parts Co.`	Common Stock	**	51,340
	Gilead Science Inc	Common Stock	**	1,766,555
	GlaxoSmithKline	Common Stock	**	364,500
	Gold Fields Limited	American Depository Receipt	**	276,483
	Goldcorp Inc. New	Common Stock	**	1,661,947
	Goldman Sachs Group Inc	Common Stock	**	3,899,630
	Goodrich Corporation	Common Stock	**	26,421
	Google Inc	Common Stock	**	2,845,116
	GreatBatch, Inc.	Common Stock	**	542,965
	Group 1 Automotive, Inc.	Common Stock	**	746,418
	H. Lundbeck A/S DKK 5.0 RFD	Common Stock	**	70,414
	Haemonetics Corp.	Common Stock	**	567,041

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Halliburton Co.	Common Stock	**	163,320
	Hanover Insurance Group, Inc.	Common Stock	**	687,205
	Harley Davidson Inc.	Common Stock	**	204,553
	Harman International Industries, Inc. NEW	Common Stock	**	180,570
	Hartford Financial Services Group	Common Stock	**	76,821
	Health Management Associates, Inc. NEW Class A	Common Stock	**	794,425
	Heathcare Realty Trust	Common Stock	**	452,255
	Heliz Energy Solutions, Inc.	Common Stock	**	522,979
	Hess Corp.	Common Stock	**	321,468
	Hewlett Packard Co	Common Stock	**	1,193,114
	Hexcel Corp New Com	Common Stock	**	921,233
	Hill (William)	Common Stock	**	119,197
	Hologic, Inc.	Common Stock	**	361,777
	Home Depot	Common Stock	**	1,340,694
	Honeywell International Inc.	Common Stock	**	601,240
	Hospira Inc.	Common Stock	**	83,535
	HSBC Holdings	Common Stock	**	420,859
	HUB Group, Inc.	Common Stock	**	529,033
	Humana Inc	Common Stock	**	43,792
	IAC InterActiveCorp	Common Stock	**	1,005,648
	IberiaBank Corporation	Common Stock	**	830,244
	ICON PLC — ADR	Sponsored ADR	**	499,320
	Illinois Tool Works Inc	Common Stock	**	133,500
	Illumina, Inc.	Common Stock	**	469,983
	Incitec Pivot Ltd. NEW	Common Stock	**	157,992
	Indra Sistemas SA EUR 0.2	Common Stock	**	142,873
	Ingersoll-Rand PLC	Common Stock	**	1,956,637
	Intel Corp	Common Stock	**	1,818,843
	Intercontinental Exchange Inc	Common Stock	**	95,320
	Internap Network Services	Common Stock	**	317,680

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	International Business Machines Corp	Common Stock	**	1,907,880
	International Game Technology	Common Stock	**	1,505,755
	International Paper Co	Common Stock	**	231,540
	Intuit	Common Stock	**	379,610
	Intuitive Surgical Inc	Common Stock	**	51,550
	Invesco Limited	Common Stock	**	252,630
*	ITT Corporation	Common Stock	**	431,958,237
	Japan Tobacco, Inc.	Common Stock	**	214,894
	JDS Uniphase Corp	Common Stock	**	154,936
	Jetblue Airways Corp	Common Stock	**	1,292,731
	Jo-Ann Stores, Inc.	Common Stock	**	813,151
	Johnson & Johnson	Common Stock	**	1,626,037
	Johnson Controls Inc	Common Stock	**	297,960
	Jos. A. Bank Clothiers, Inc.	Common Stock	**	455,576
	Joy Global, Inc.	Common Stock	**	121,450
*	JP Morgan Chase & Co	Common Stock	**	3,737,457
	Juniper Networks Inc	Common Stock	**	809,286
	Kaken Pharmaceutical Co. Lt JPY	Common Stock	**	39,024
	Kao Corporation Y50 ORDS	Common Stock	**	152,314
	Kellogg Co.	Common Stock	**	418,856
	Kimberley Clark Corporation	Common Stock	**	592,576
	Kimco Realty Corp.	Common Stock	**	207,460
	Kirin Holdings Company, Ltd.	Common Stock	**	157,231
	Knot Inc	Common Stock	**	293,189
	KOC Holdings AS TRY 1.00	Common Stock	**	145,758
	Kohls Corp	Common Stock	**	605,891
	Korn Ferry International	Common Stock	**	724,499
	Kraft Foods Inc	Common Stock	**	2,146,052
	Kroger Co	Common Stock	**	275,028
	Laboratory Corporation of American Holdings	Common Stock	**	79,128

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Lamar Advertising Co Class A	Common Stock	**	67,728
	Las Vegas Sands Corp.	Common Stock	**	1,180,915
	Lazard Ltd	Common Stock	**	1,429,143
	Lear Corp.	Common Stock	**	1,952,089
	Legg Mason, Inc.	Common Stock	**	141,453
	Lennar Corporation Class A	Common Stock	**	60,000
	Libbey, Inc.	Common Stock	**	446,898
	Liberty Global Inc	Common Stock	**	843,658
	Liberty Media — Interactive	Common Stock	**	197,125
	Life Technologies Corp.	Common Stock	**	105,450
	Life Time Fitness Inc	Common Stock	**	1,613,981
	Lincoln National Corp	Common Stock	**	61,182
	Lockheed Martin Corp.	Common Stock	**	167,784
	Loews Corp	Common Stock	**	171,204
	Lonza Group AG, Zuerich	Common Stock	**	178,510
	Lowes Cos Inc.	Common Stock	**	807,827
	Lyondellbasell Industries, NV	Common Stock	**	89,440
	Macy’s Inc	Common Stock	**	313,720
	Manhattan Associates Inc	Common Stock	**	823,817
	Marketaxess Holdings Inc.	Common Stock	**	525,973
	Marriott International Inc Class A	Common Stock	**	187,304
	Marsh & McLennan Cos Inc	Common Stock	**	1,845,013
	Marvell Technology Group	Common Stock	**	1,408,205
	Masco Corp	Common Stock	**	68,364
	MasterCard Inc Class A	Common Stock	**	1,037,181
	Mattel, Inc.	Common Stock	**	195,811
	Mcafee, Inc.	Common Stock	**	287,122
	McDermott International Inc	Common Stock	**	130,347
	McDonalds Corp	Common Stock	**	921,120
	McGraw-Hill Companies Inc	Common Stock	**	123,794

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	McKesson Corp	Common Stock	**	344,862
	Medco Health Solutions Inc	Common Stock	**	276,941
	Medtronic Inc	Common Stock	**	311,556
	Memc Electronic Materials Inc	Common Stock	**	24,772
	Merck & Co Inc	Common Stock	**	2,652,580
	Merit Medical Systems, Inc.	Common Stock	**	254,816
	MetLife Inc	Common Stock	**	549,279
	Micron Technology Inc.	Common Stock	**	716,186
	Microsoft Corp	Common Stock	**	2,985,486
	Mitsubishi Corporation	Common Stock	**	232,171
	MKS Instruments Inc	Common Stock	**	1,345,726
	Monsanto Co	Common Stock	**	1,079,420
	Monster Worldwide Inc	Common Stock	**	1,200,404
	Moodys Corp	Common Stock	**	1,848,697
	Morgan Stanley	Common Stock	**	484,066
	Morningstar, Inc.	Common Stock	**	659,519
	Motorola Inc	Common Stock	**	253,053
	MTS Systems Corporation	Common Stock	**	554,071
	Munchener Ruckvers NPV	Common Stock	**	322,489
	Murata Manufacturing Co. JPY ORDS	Common Stock	**	414,481
	Murphy Oil Corp.	Common Stock	**	506,940
	Myer Holdings Ltd.	Common Stock	**	259,674
	National Fuel Gas Company	Common Stock	**	344,833
	National Instruments Corp	Common Stock	**	693,517
	National Oilwell Varco, Inc.	Common Stock	**	591,800
	National Retail PPTYS, Inc.	Common Stock	**	564,265
	National Semiconductor Corp	Common Stock	**	507,744
	Netapp, Inc.	Common Stock	**	786,533
	Netflix.com, Inc.	Common Stock	**	140,560
	Neustar Inc.	Common Stock	**	918,263

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	EIN: 13-5158950 PN: 100

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Newfield Exploration Company	Common Stock	**	1,521,377
	Newmarket Corporation	Common Stock	**	666,322
	Newmont Mining	Common Stock	**	1,830,061
	News Corp	Common Stock	**	1,112,137
	Nextera Energy, Inc.	Common Stock	**	213,159
	NII Holdings	Common Stock	**	75,922
	Nike Inc Class B	Common Stock	**	673,964
	Nisource Inc	Common Stock	**	44,050
	Northern Trust Corp	Common Stock	**	254,886
	Northrop Grumman Corp	Common Stock	**	110,126
	Novartis AG	Sponsored ADR	**	455,706
	NSK Ltd.	Common Stock	**	252,287
	Nucor Corp	Common Stock	**	192,808
	Nvidia Corp	Common Stock	**	201,740
	NYSE Euronext, Inc.	Common Stock	**	155,896
	Occidental Petroleum Corp	Common Stock	**	2,431,507
	Oil States International, Inc.	Common Stock	**	862,588
	Omnicom Group	Common Stock	**	224,420
	Omnivision Technologies	Common Stock	**	1,037,594
	Oracle Corporation	Common Stock	**	1,020,380
	Osaka Securities Exchnage Co., Ltd.	Common Stock	**	207,009
	Oshkosh Corporation	Common Stock	**	578,676
	Oxford Industries Inc	Common Stock	**	478,267
	PF Chang’s China Bistro Inc	Common Stock	**	2,495,884
	Paccar, Inc.	Common Stock	**	97,614
	Panera Bread Company Class A	Common Stock	**	1,171,506
	Patterson-UTI Energy, Inc.	Common Stock	**	358,829
	Paychex Inc.	Common Stock	**	49,456
	Peabody Energy Corporation	Common Stock	**	300,706
	Penn Virginia Corporation	Common Stock	**	350,613

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	PepsiCo Inc.	Common Stock	**	1,904,696
	Petroleo Brasileiro S.A. - A.D.R.	Common Stock	**	117,887
	Pfizer Inc	Common Stock	**	3,575,419
	Pharmaceutical Product Development, Inc.	Common Stock	**	666,287
	Philip Morris International In	Common Stock	**	894,339
	Pinnacle Entertainment Co.	Common Stock	**	2,465,459
	Pioneer Drilling Co.	Common Stock	**	751,467
	PNC Financial Services Group	Common Stock	**	473,616
	Potash Corp of Saskatchewan	Common Stock	**	696,735
	PPL Corporation	Common Stock	**	239,512
	Praxair Inc	Common Stock	**	359,922
	Precision Castparts Corp	Common Stock	**	417,630
	Priceline.Com, Inc.	Common Stock	**	1,318,515
	Principal Financial Group	Common Stock	**	192,104
	Procter & Gamble Co	Common Stock	**	3,310,293
	Prologis SHS of Beneficial Interest	Common Stock	**	99,636
	Prudential Financial Inc	Common Stock	**	140,904
	PSS World Medical Inc	Common Stock	**	519,235
	Public Storage, Inc.	Common Stock	**	202,840
	Public Service Enterprise Group Inc	Common Stock	**	73,163
	Publicis Groupe SA, Paris Act.	Common Stock	**	398,157
	Qualcomm Inc	Common Stock	**	1,741,058
	Quanta Services Inc	Common Stock	**	29,880
	Questar Market Resources, Inc.	Common Stock	**	47,203
	Randgold Resources Lt. - ADR	Sponsored ADR	**	664,074
	Range Res Corp	Common Stock	**	188,916
	Rayonier, Inc.	Common Stock	**	642,320
	Raytheon Co	Common Stock	**	25,024
	Red Hat Inc	Common Stock	**	707,575
	Regions Financial Corp.	Common Stock	**	154,000

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Republic Services Inc Class A	Common Stock	**	1,441,073
	Rexam PLC GBP	Common Stock	**	148,924
	Rhoen Klinikum AG	Common Stock	**	153,588
	RLI Corporation	Common Stock	**	559,450
	Robert Half International Inc	Common Stock	**	73,440
	Rockwell Automation, Inc.	Common Stock	**	387,234
	Ross Stores	Common Stock	**	246,675
	Royal Dutch Shell PLC Eur A SHS	Common Stock	**	368,652
	RSC Holdings Inc.	Common Stock	**	1,602,824
	RTI International Metals	Common Stock	**	578,910
	Ryder Systems, Inc.	Common Stock	**	121,072
	Ryland Group Inc	Common Stock	**	1,096,834
	SAIC, Inc.	Common Stock	**	925,399
	Salesforce Com., Inc.	Common Stock	**	369,600
	Sandisk Corp. Com	Common Stock	**	528,516
	Schlumberger Ltd	Common Stock	**	3,774,952
	Schwab Charles Corp	Common Stock	**	1,982,844
	Sempra Energy	Common Stock	**	183,680
	Semtech Corp	Common Stock	**	1,227,450
	Sherwin Williams Co	Common Stock	**	201,000
	Shimamuraco JPY	Common Stock	**	136,107
	Siemens AG	Common Stock	**	411,222
	Silgan Holdings, Inc.	Common Stock	**	820,407
	Simon Property Group Inc	Common Stock	**	483,820
	SLM Corp	Common Stock	**	139,749
	Southwest Airlines Co	Common Stock	**	160,952
	Southwestern Energy Co.	Common Stock	**	1,462,240
	Spectra Energy Corp.	Common Stock	**	359,856
	Sprint Nextel Corp	Common Stock	**	329,094
	St Jude Medical Inc	Common Stock	**	218,025

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Stanley Black & Decker, Inc.	Common Stock	**	93,618
	Starbucks Corp	Common Stock	**	1,262,709
	Starwood Hotels and Resorts Worldwide	Common Stock	**	607,800
	State Street Corp	Common Stock	**	463,864
	Stryker Corp	Common Stock	**	359,790
	Suncor Energy, Inc.	Common Stock	**	260,372
	SunTrust Banks	Common Stock	**	73,775
	Swift Energy Company	Common Stock	**	367,932
	Swisscom AG CHF	Common Stock	**	149,956
	Symantec Corp	Common Stock	**	913,368
	Symetra Financial Corporation	Common Stock	**	1,242,179
	Sysco Corp	Common Stock	**	179,634
	Taiyo Nippon Sanso Corporation JPY	Common Stock	**	163,017
	Target Corporation	Common Stock	**	444,962
	Techne Corporation	Common Stock	**	632,074
	Teco Energy Inc	Common Stock	**	128,160
	Teledyne Technologies, Inc.	Common Stock	**	932,736
	Telefonica SA EUR	Common Stock	**	92,858
	Telestra Corporation Ltd	Common Stock	**	246,492
	Teva Pharmaceutical Industries	Sponsored ADR	**	154,305
	Textron, Inc.	Common Stock	**	191,484
	The DirectTV Group	Common Stock	**	199,650
	Thermo Fisher Scientific Inc.	Common Stock	**	2,355,402
	Time Warner Cable Inc.	Common Stock	**	416,187
	Time Warner, Inc.	Common Stock	**	591,574
	Tokyo Gas Co.	Common Stock	**	141,417
	Travelers Companies, Inc.	Common Stock	**	1,565,340
	Tyco Electronics Ltd.	Common Stock	**	274,881
	Tyson Foods Inc. CL A DEL	Common Stock	**	683,445
	UIL Holdings	Common Stock	**	512,376

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	UMPQUA Holdings Corporation	Common Stock	**	652,873
	Unilever NV Eur	Common Stock	**	94,086
	Unilvever NV Eur	Common Stock	**	223,088
	Union Pacific Corp.	Common Stock	**	674,565
	United Parcel Service	Common Stock	**	733,058
	United STS Stl Corp	Common Stock	**	192,786
	United Technologies Corp.	Common Stock	**	1,032,019
	UnitedHealth Group Inc	Common Stock	**	561,872
	Universal Technical Institute, Inc.	Common Stock	**	397,461
	US Bancorp Del	Common Stock	**	709,311
	Valero Energy Corp.	Common Stock	**	172,244
	Validus Holdings, Ltd.	Common Stock	**	1,141,661
	Vallourec EUR	Common Stock	**	136,024
	Valmont Industries, Inc.	Common Stock	**	714,277
	VCA Antech, Inc.	Common Stock	**	593,313
	Viacom Inc	Common Stock	**	2,005,890
	Visa Inc. Class A Shrs	Common Stock	**	962,447
	Vivendi	Common Stock	**	1,271,424
	Vivendi SA EUR	Common Stock	**	210,561
	Vornado Realty Trust	Common Stock	**	224,991
	Vulcan Materials Co.	Common Stock	**	221,800
	Wabtec Corporation	Common Stock	**	690,955
	Waddell & Reed Financial Inc.	Common Stock	**	1,185,744
	Wal Mart Stores Inc	Common Stock	**	2,084,772
	Walgreen Co.	Common Stock	**	351,030
	Walt Disney Co.	Common Stock	**	819,219
	Warner Music Group Corp.	Common Stock	**	628,978
	Washington Federal, Inc.	Common Stock	**	566,110
	Waters Corp	Common Stock	**	124,336
	Watson Pharmaceuticals Inc	Common Stock	**	1,905,472

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	Watts Water Technologies, Inc.	Common Stock	**	762,865
	Weatherford International Ltd.	Common Stock	**	1,817,958
	Wellpoint, Inc.	Common Stock	**	374,708
*	Wells Fargo & Co.	Common Stock	**	4,118,385
	Western Union	Common Stock	**	198,699
	Weyerhaeuser Co.	Common Stock	**	186,385
	Wharf (Holdings) HKD	Common Stock	**	228,164
	Whole Foods Mkt. Inc.	Common Stock	**	991,564
	Williams Cos Inc.	Common Stock	**	316,416
	Willis Group Holdings, Inc.	Common Stock	**	159,298
	WMS Inds. Inc.	Common Stock	**	1,791,504
	World Fuel Services Corporation	Common Stock	**	677,205
	WPP Group	Common Stock	**	94,684
	Wright Medical Group Inc.	Common Stock	**	442,605
	Wynn Resorts Ltd	Common Stock	**	51,920
	Xerox Corporation	Common Stock	**	118,656
	Xilinx, Inc.	Common Stock	**	741,425
	Yue Yuen Industrial	Common Stock	**	204,834
	Yum Brands	Common Stock	**	1,302,964
	Zagg, Inc.	Common Stock	**	318,966
	Zimmer Holdings, Inc.	Common Stock	**	257,664
	Zions Bancorp	Common Stock	**	140,534
	Intech Institutional Large Cap	Common Collective Trust	**	38,605,890
	JPMCB Long-Term Bond Fund	Common Collective Trust	**	73,183,402
	JPMCB Smart Index Fund	Common Collective Trust	**	121,755,123
	JPMCB Smart Retirement 2010 Fund	Common Collective Trust	**	19,887,383
	JPMCB Smart Retirement 2015 Fund	Common Collective Trust	**	37,589,608
	JPMCB Smart Retirement 2020 Fund	Common Collective Trust	**	61,465,793
	JPMCB Smart Retirement 2025 Fund	Common Collective Trust	**	17,877,069
	JPMCB Smart Retirement 2030 Fund	Common Collective Trust	**	43,716,096

ITT CORPORATION SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2010

		(c ) Description of Investment, including Maturity Date,		(e) Current
(a)	(b) Identity of Issuer, Borrower, Lesser or Similar Party	Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	Value

	JPMCB Smart Retirement 2035 Fund	Common Collective Trust	**	11,641,039
	JPMCB Smart Retirement 2040 Fund	Common Collective Trust	**	7,265,454
	JPMCB Smart Retirement 2045 Fund	Common Collective Trust	**	7,125,187
	JPMCB Smart Retirement 2050 Fund	Common Collective Trust	**	3,838,504
	JPMCB Smart Retirement Income Fund	Common Collective Trust	**	14,164,955
	State Street Global Advisors	Common Collective Trust	**	15,313,319
	Pyramid Short Managed Maturing Fund	Common Collective Trust	**	110,756,179
	Pyramid Intermediate Managed Maturing Fund	Common Collective Trust	**	119,057,651
	Pyramid Enhanced Intermediate Fixed Income Fund	Common Collective Trust	**	336,557,199
	American New Perspective Fund	Registered Investment Company	**	154,806,232
	Eaton Vance Large Cap Value Fund	Registered Investment Company	**	71,393,422
	Ishares Russell 2000 Value Index	Registered Investment Company	**	1,678,151
	JP Morgan U. S. Large Cap Core Plus-S	Registered Investment Company	**	12,017,746
	Bank of America	Bank Investment Contract Interest 4.03% Guaranteed Investment Contract	**	972,622
	Natixis Financial Products Inc.	Insurance Company General Account Interest 4.10% Guaranteed Investment Contract	**	—
	Jackson National Life Insurance Co.	Insurance Company General Account Interest 5.16% Traditional Guaranteed Investment Contract	**	3,570,406
	Monumental Life Insurance Co.	Insurance Company General Account Interest 2.78% Traditional Guaranteed Investment Contract	**	316,471
	JP Morgan Chase Bank	Bank Investment Contract Interest 2.82% Guaranteed Investment Contract	**	262,571
	ITT Brokerage Window	Other	**	10,983,117

	TOTAL			2,294,400,656

*	Party-in-interest to the Plan

**	Cost information is not required for member directed investments and, therefore, is not included.